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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption ‘‘Experts’’ and to the use of our reports dated February 28, 2006, with respect to the consolidated financial statements and schedules of Nalco Finance Holdings LLC, Nalco Finance Holdings LLC management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Nalco Finance Holdings LLC, included in the Post-Effective Amendment to the Registration Statement (Form S-1 No. 333-119852) and related Prospectus of Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. for the registration of $694,000,000 of their 9% senior discount notes due 2014.

/s/ Ernst & Young LLP

Chicago, Illinois
May 31, 2006